Exhibit 99.1

ICON Reports Third Quarter 2017 Results

Highlights

  Record gross and net business wins of $691 million and $581 million respectively; gross book to bill of 1.57 and net book to bill of 1.32. Backlog of business grew 13% year on year to $4.78 billion.
  Net revenue increased 4.8% to $440 million compared to the same quarter last year, 3.2% on a constant currency basis.
  Top customer revenue concentration reduced from 25.2% of revenue in Q3 2016 to 16.6% in Q3 2017. Outside our top customer revenue growth over the last twelve months increased by 17%.
  Income from operations in the quarter increased by 4.6% to $84.9 million, or 19.3% of revenue, compared to $81.2 million or 19.3% for the same quarter last year.
  Earnings per share increased by 13.4% to $1.35 per share on a diluted basis compared to a pro-forma $1.19 per diluted share for the same quarter last year.
  Earnings guidance for 2017 increased from a range of $5.18 - $5.38 to $5.30 - $5.40 and revenue guidance re-affirmed in the range of $1,740 – 1,770 million.

DUBLIN--(BUSINESS WIRE)--October 26, 2017--ICON plc (NASDAQ: ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the third quarter ended September 30, 2017.

Gross business wins in the third quarter were $691 million and cancellations in the quarter were $110 million, resulting in net business wins of $581 million, a net book to bill of 1.32.

In the third quarter net revenue grew 4.8% year on year to $440 million from $420 million in the same quarter last year. This represented 3.2% constant currency growth with revenue outside of our top customer growing 17% year over year.

Income from operations in the quarter increased by 4.6% to $84.9 million, or 19.3% of revenue, compared to $81.2 million or 19.3% on a non GAAP basis for the same quarter last year.

Net income in the quarter increased by 10% to $74.2 million compared with $67.4 million on a non GAAP basis in the same quarter last year.

Earnings per share increased to $1.35 per share on a diluted basis, from $1.19 per share on a non GAAP basis for the same quarter last year, an increase of 13.4%.

Year to date revenue for 2017 increased by 5.8% to $1,303.3 million from $1,231.4 million in 2016.

Year to date income from operations for 2017, before non-recurring charges, increased by 9.0% to $256.3 million or 19.7% of revenue compared with $235.2 million or 19.1% of revenue in the previous year.

Year to date net income for 2017, before non-recurring charges, increased by 11.3% to $217.2 million compared with $195.1 million last year.

Year to date earnings per share, before non-recurring charges, increased to $3.96 per share on a diluted basis from $3.45 per diluted share last year, an increase of 14.8%.

Day’s sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 50 days at September 30, 2017, compared with 53 days at the end of June 2017 and 50 days at the end of September 2016.

Cash generated from operating activities for the quarter was $108.8 million. Capital expenditure for the quarter was $8.5 million and the acquisition of Mapi Group was completed for an initial cash consideration of $144.1 million. As a result, at September 30, 2017, the company had net debt of $56 million, compared to net debt of $34 million at June 30, 2017 and net debt of $98 million at the end of September 2016.

CEO Dr. Steve Cutler commented, “We continue to execute well on our strategic plans, and quarter three represented another very strong quarter for ICON. We achieved record gross and net business wins of $691 million and $581 million respectively, resulting in a gross book to bill of 1.57 and a net book to bill of 1.32. We grew our backlog by 13% year on year to nearly $5 billion, revenues grew 4.8% to $440 million and our top customer concentration reduced further to 16.6% from 25.2% last year. Revenue growth outside our top customer was 17% year over year. In addition, earnings per share grew 13.4% year over year to $1.35. Levels of business opportunity continue to be strong and we remain optimistic for the future as we continue to strive to be the CRO partner of choice for the biopharma industry. We are therefore increasing our 2017 earnings guidance from a range of $5.18 - $5.38 to $5.30 - $5.40 and reaffirming our revenue guidance to be in the range of $1,740 - $1,770 million.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its third quarter conference call today, October 26, 2017 at 10:00 EDT [15:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 97 locations in 38 countries and has approximately 13,100 employees. Further information is available at www.iconplc.com.

ICON plc

Consolidated Income Statements (Unaudited)

(Before restructuring and other items)

Three and Nine Months ended September 30, 2017 and September 30, 2016

(Dollars, in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
Revenue:
Gross revenue	596,169	622,261	1,766,016	1,754,491
Reimbursable expenses	(155,846)	(202,060)	(462,716)	(523,138)

Net revenue	440,323	420,201	1,303,300	1,231,353

Costs and expenses:
Direct costs	(259,672)	(243,244)	(760,175)	(709,831)
Selling, general and administrative expense	(79,433)	(81,235)	(241,655)	(242,192)
Depreciation and amortization	(16,280)	(14,543)	(45,123)	(44,120)

Total costs and expenses	(355,385)	(339,022)	(1,046,953)	(996,143)

Income from operations	84,938	81,179	256,347	235,210

Net interest expense	(2,545)	(2,765)	(7,769)	(8,485)

Income before provision for income taxes	82,393	78,414	248,578	226,725

Provision for income taxes	(8,239)	(10,979)	(31,414)	(31,669)

Net income	74,154	67,435	217,164	195,056

Net income per Ordinary Share:

Basic	$1.37	$1.21	$4.01	$3.52

Diluted	$1.35	$1.19	$3.96	$3.45

Weighted average number of Ordinary Shares outstanding:

Basic	54,109,566	55,734,773	54,110,022	55,355,020

Diluted	54,756,184	56,645,239	54,840,112	56,475,319

Consolidated Income Statements (Unaudited) (US GAAP) Three and Nine Months ended September 30, 2017 and September 30, 2016 (Dollars, in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
Revenue:
Gross revenue	596,169	622,261	1,766,016	1,754,491
Reimbursable expenses	(155,846)	(202,060)	(462,716)	(523,138)

Net revenue	440,323	420,201	1,303,300	1,231,353

Costs and expenses:
Direct costs	259,672	243,244	760,175	709,831
Selling, general and administrative expense	79,433	81,235	241,655	242,192
Depreciation and amortization	16,280	14,543	45,123	44,120
Restructuring costs	-	4,065	7,753	8,159

Total costs and expenses	355,385	343,087	1,054,706	1,004,302

Income from operations	84,938	77,114	248,594	227,051

Net interest expense	(2,545)	(2,765)	(7,769)	(8,485)

Income before provision for income taxes	82,393	74,349	240,825	218,566
Provision for income taxes	(8,239)	(10,470)	(30,445)	(30,649)

Net income	74,154	63,879	210,380	187,917

Net income per Ordinary Share:

Basic	$1.37	$1.15	$3.89	$3.39

Diluted	$1.35	$1.13	$3.84	$3.33

Weighted average number of Ordinary Shares outstanding:

Basic	54,109,566	55,734,773	54,110,022	55,355,020

Diluted	54,756,184	56,645,239	54,840,112	56,475,319

ICON plc Summary Balance Sheet Data September 30, 2017 and June 30, 2017 (Dollars, in thousands)

	September 30,	June 30,
	2017	2017
	(Unaudited)	(Unaudited)

Cash and short-term investments	292,478	314,918
Debt	(348,793)	(348,698)
Net (debt)/cash	(56,315)	(33,780)

Accounts receivable	344,898	359,899
Unbilled revenue	255,349	249,234
Payments on account	(261,503)	(261,484)
Total	338,744	347,649

Working Capital	474,761	538,473

Total Assets	2,053,349	1,904,310

Shareholder's Equity	1,127,554	1,029,592

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations, 1-888-381-7923
or
Brendan Brennan, + 353 1 291 2000
Chief Financial Officer
or
Jonathan Curtain, +1-215-616-3000
Vice President Corporate Finance & Investor Relations
http://www.iconplc.com